September 26, 2008

Securities and Exchange Commission
Washington, D.C. 20549-7010

Dear Sir or Madam:

On behalf of Aduromed Industries, Inc., we are electronically filing herewith a Registration Statement on Form S-1. We have previously filed Post Effective Amendment No. 4 to Registration Statement No. 333-132722 which was declared effective on September 18, 2008. Other than information with respect to Selling Holders and the number references to securities being registered, the Registration Statement we are filing today is substantially similar in all other disclosure matters to Registration Statement No. 333-132722, as amended.

Very truly yours,

/s/ Kevin Dunphy
Kevin Dunphy
CFO of Aduromed Industries, Inc.